Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-189231

Dated June 30, 2014

Relating to Preliminary Prospectus Supplement

Dated June 30, 2014

PRICING TERM SHEET

Navios Maritime Holdings Inc.

4,200,000 American Depositary Shares

Each Representing 1/100th of One Share of

8.625% Series H Cumulative Redeemable Perpetual Preferred Stock

(Liquidation Preference $25.00 per Share per American Depositary Share)

June 30, 2014

Issuer:	Navios Maritime Holdings Inc. (the “Issuer”)

Securities Offered:	4,200,000 American Depositary Shares (“Depositary Shares”), each representing 1/100th of one share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (“Series H Preferred Stock”), par value $0.0001 per share, or 4,830,000 Depositary Shares if the underwriters exercise their overallotment option to purchase additional Depositary Shares in full.

Option to Purchase Additional Shares:	The underwriters have been granted a 30-day option to purchase up to an additional 630,000 Depositary Shares.

Price per Depositary Share:	$25.00 per Depositary Share; $105,000,000 total.

Underwriting Discounts:	$0.7875 per Depositary Share; $3,307,500 total.

Net Proceeds to Issuer, before expenses:	$101,692,500 (or $116,946,375 if the underwriters exercise their option to purchase additional Depositary Shares in full).

Liquidation Preference:	$2,500.00 per share (equivalent to $25.00 per Depositary Share), plus accrued and unpaid dividends (whether or not declared); ($105,000,000 aggregate liquidation preference or $120,750,000 aggregate liquidation preference if the underwriters exercise their option to purchase additional Depositary Shares in full).

Maturity Date:	Perpetual (unless redeemed by the Issuer on or after July 8, 2019).

Ratings:	Neither the Depositary Shares nor the Series H Preferred Stock will be rated by any nationally recognized statistical rating organization.

Trade Date:	June 30, 2014.

Settlement Date:	July 8, 2014 (T+5).

Conversion; Exchange and Preemptive Rights:	Will not have any conversion or exchange rights or be subject to preemptive rights.

Dividend Payment Dates:	Quarterly on January 15, April 15, July 15 and October 15, commencing October 15, 2014 (each, a “Dividend Payment Date”).

Dividends:	Will accrue and be cumulative from the date the Series H Preferred Stock is originally issued and will be payable on each Dividend Payment Date, when, as and if declared by Issuer’s board of directors or any authorized committee thereof.

Dividend Rate:	8.625% per annum per $2,500.00 of liquidation preference per share of Series H Preferred Stock (equivalent to $25.00 per Depositary Share).

Optional Redemption	At any time on or after July 8, 2019, the Issuer may redeem, in whole or in part, the Series H Preferred Stock (and cause the redemption of the Depositary Shares) at a redemption price of $2,500.00 per share of Series H Preferred Stock (equivalent to $25.00 per Depositary Share) plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared.

Day Count:	30/360

CUSIP / ISIN:	63938Y 308 / US63938Y 3080

Joint Bookrunners:	Morgan Stanley & Co. LLC Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. J.P. Morgan Securities LLC

Co-Manager:	S. Goldman Capital LLC

Listing:	The Issuer has applied to have the Depositary Shares listed on the New York Stock Exchange (the “NYSE”) under the symbol “NMPrH.” If the application is approved, trading in the Depositary Shares on the NYSE is expected to begin within 30 days after the original issuance date of the Depositary Shares. The Series H Preferred Stock represented by the Depositary Shares will not be listed and the Issuer does not expect that there will be any other trading market for the Series H Preferred Stock except as represented by the Depositary Shares.

CHANGES TO PRELIMINARY PROSPECTUS SUPPLEMENT

1.	The table under “Expenses” on page S-54 of the Preliminary Prospectus Supplement is replaced in its entirety with the following table:

U.S. Securities and Exchange Commission registration fee	$—
Legal fees and expenses	$200,000
Accounting fees and expenses	$55,000
The New York Stock Exchange listing fee	$13,440
Transfer agent fees	$2,400
Printing costs	$30,000
Miscellaneous	$79,160

Total	$380,000

ADDITIONAL INFORMATION:

All information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Depositary Shares and is not soliciting an offer to buy the Depositary Shares in any jurisdiction where the offer or sale is not permitted.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649, Credit Suisse Securities (USA) LLC at 1-800-221-1037, Deutsche Bank Securities Inc. at 1-800-503-4611 or J.P. Morgan Securities LLC at 212-834-4533.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.